UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re LocatePlus Holdings

Case No. 11-15791
Reporting Period 7/1 - 7/31

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

[signature] 9/20/11

Signature of Debtor Date

Signature of Joint Debtor Date

[signature] 9/20/11

Signature of Authorized Individual* Date

Brian McHugh 9/20/11 CFO

Printed Name of Authorized Individual Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

COVER PAGE
9/04

LocatePlus Holdings

Debtor

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

_____

_____

_____

_____

_____

LocatePlus Holdings   Case No.   11-15791
Debtor   Reporting Period 7/1 - 7/31

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the
ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition
was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed
in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

| | BANK ACCOUNTS | | | | |
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING OF MONTH	30473				30473
RECEIPTS					
CASH SALES					0
ACCOUNTS RECEIVABLE					0
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)	32005.5				32005.5
TOTAL RECEIPTS	32005.5				32005.5
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE					0
SELLING					0
OTHER (ATTACH LIST)	46963.88				46963.88
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)					0
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	46963.88				46963.88
NET CASH FLOW					
(RECEIPTS LESS DISBURSEMENTS)					
CASH - END OF MONTH	15514.62				15514.62

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	46963.88
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	0
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	46963.88

MOR-2
9/04

LocatePlus Holdings
Debtor

Case No.   <u>11-15791</u>
Reporting Period   <u>7/1 - 7/31</u>

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues		0
Less: Returns and Allowances		0
Net Revenue	0	0
COST OF GOODS SOLD		0
Beginning Inventory		0
Add: Purchases		0
Add: Cost of Labor		0
Add: Other Costs (attach schedule)		0
Less: Ending Inventory		0
Cost of Goods Sold		0
Gross Profit	0	0
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs	4023.85	4023.85
Insider Compensation* Board Member Fees		0
Insurance	11639.14	11639.14
Management Fees/Bonuses		0
Office Expense	11708.3	11708.3
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense		0
Salaries/Commissions/Fees	73555.5	73555.5
Supplies		0
Taxes - Payroll	5519.62	5519.62
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment	5832.49	5832.49
Utilities		0
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	112278.9	112278.9
Depreciation/Depletion/Amortization		0
Net Profit(Loss) Before Other Income & Expenses	-112278.9	-112278.9
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		0
Interest Expense		0
Other Expense (attach schedule)		0
Net Profit (Loss) Before Reorganization Items		0
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)		0

* "Insider" is defined in 11 U.S.C. Section 101(31).

MOR-3
9/04

LocatePlus Holdings   Case No.   11-15791
Debtor   Reporting Period   7/1 - 7/31

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	15514.6	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)		
Notes Receivable		
Inventories		
Prepaid Expenses	57064.14	
Professional Retainers		
Other Current Assets- Intercompany	53944108.24	
TOTAL CURRENT ASSETS	54016686.98	
PROPERTY AND EQUIPMENT		
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment		
Leasehold Improvements		
Vehicles		
Less Accumulated Depreciation		
TOTAL PROPERTY & EQUIPMENT	0	
OTHER ASSETS		
Loans to Insiders		
Other Assets (attach schedule)		
TOTAL OTHER ASSETS	0	
TOTAL ASSETS	54016686.98	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable	3047.75	
Taxes Payable (refer to ...)		
Wages Payable		
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders - Employee accruals	136002.89	
Other Postpetition Liabilities (attach schedule)		
TOTAL POST-PETITION LIABILITIES	139050.64	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock	571200.89	
Additional Paid-In Capital	42993359.06	
Partners' Capital Account	3094435.93	
Owner's Equity Account		
Retained Earnings - Pre-Petition		
Retained Earnings - Postpetition		
Adjustments to Owner Equity - Net Income	7218640.46	
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	53877636.34	
TOTAL LIABILITIES AND OWNERS' EQUITY	54016686.98	

Insider is defined in 11 U.S.C. Section 101(31)

LocatePlus Holdings   Case No.   11-15791
Debtor   Reporting Period   7/1 - 7/31

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		
Intercompany - Certifion	478050.98	
Intercompany - Metrigenics	1116553.68	
Intercompany - ESP	651628.14	
Intercompany - Dataphant	283.47	
Intercompany - Worldwide Information	958839.73	
Intercompany - LocatePlus Corp	50738752.24	
Due To/From Total	53944108.24	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Adjustments to Owner Equity		

Postpetition Contributions (Distributions) (Draws)

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.
Typically, restricted cash is segregated into a separate account, such as an escrow account.

LocatePlus Holdings
Debtor

Case No 11-15791
Reporting Period 7/1 - 7/31

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts to verify payment of taxes. Attach photocopies of any tax returns filed during the reporting period

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes						0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

	Number of Days Past Due					
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable	3047.75					3047.75
Wages Payable						0
Taxes Payable						0
Rent/Leases-Building						0
Rent/Leases-Equipment						0
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*						0
Other: Accrued Vacation						0
Other:						0
Total Postpetition Debts	3047.75	0				3047.75

Explain how and when the Debtor intends to pay any past-due post-petition debts.

*"Insider" is defined in 11 U.S.C. Section 101(31).

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re LocatePlus Corp

Case No. 11-15793
Reporting Period 7/1 - 7/31

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

Signature of Debtor — Date 9/20/11

Signature of Joint Debtor — Date

Signature of Authorized Individual* — Date 9/20/11

Brian McHugh — CFO

Printed Name of Authorized Individual — Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

COVER PAGE
9/04

LocatePlus Corp

Debtor

Case No.   11-15793
Reporting
Period   7/1 - 7/31

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

_____

_____

_____

_____

_____

MOR-1
9/04

LocatePlus Corp   Case No.   11-15793
Debtor   Reporting Period 7/1 - 7/31

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books. not the bank statement. The beginning cash should be the
ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition
was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed
in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

	BANK ACCOUNTS				
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING OF MONTH	71455				71455
RECEIPTS					
CASH SALES					0
ACCOUNTS RECEIVABLE	302983.78				302983.78
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)					0
TOTAL RECEIPTS	302983.78				302983.78
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE	4577.24				4577.24
SELLING	143586.71				143586.71
OTHER (ATTACH LIST)					0
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)	169574.69				169574.69
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	317738.64				317738.64
NET CASH FLOW					
(RECEIPTS LESS DISBURSEMENTS)					
CASH - END OF MONTH	56700.14				56700.14

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	317738.64
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	0
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	317738.64

MOR-2
9/04

LocatePlus Corp	Case No.	11-15793
Debtor	Reporting Period	7/1 - 7/31

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	320074.12	320074.12
Less: Returns and Allowances		0
Net Revenue	320074.12	320074.12
COST OF GOODS SOLD		0
Beginning Inventory		0
Add: Purchases		0
Add: Cost of Labor		0
Add: Other Costs (attach schedule)		0
Less: Ending Inventory		0
Cost of Goods Sold	173772.13	173772.13
Gross Profit	146301.99	146301.99
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs	4435.07	4435.07
Insider Compensation* Board Member Fees		0
Insurance		0
Management Fees/Bonuses		0
Office Expense	15494.01	15494.01
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense	41533.84	41533.84
Salaries/Commissions/Fees	42082.34	42082.34
Supplies	467.5	467.5
Taxes - Payroll	3230.45	3230.45
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment	685	685
Utilities	7745.99	7745.99
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	115674.2	115674.2
Depreciation/Depletion/Amortization		0
Net Profit(Loss) Before Other Income & Expenses	30627.79	30627.79
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	2698.4	2698.4
Interest Expense		0
Other Expense (attach schedule)	368.4	368.4
Net Profit (Loss) Before Reorganization Items	33694.59	33694.59
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)		0

* "Insider" is defined in 11 U.S.C. Section 101(31).

MOR-3
9/04

LocatePlus Corp   Case No.   11-15793
Debtor   Reporting Period   7/1 - 7/31

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month	Cumulative Filing to Date
Other Costs		
Other Operational Expenses		
Other Income		
Collection of Bad Debt	2698.4	
Other Expenses		
Pre petition write off of AP item	368.4	
Other Reorganization Expenses		

Reorganization Items - Interest Earned on Accumulated Cash from Chapter 11:
Interest earned on cash accumulated during the chapter 11 case, which would not have been earned but for the bankruptcy proceeding, should be reported as a reorganization item.

MOR-3
9/04

LocatePlus Corp   Case No.   <u>11-15793</u>
Debtor   Reporting Period   <u>7/1 - 7/31</u>

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	56700.14	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)	324762.88	
Notes Receivable		
Inventories		
Prepaid Expenses		
Professional Retainers		
Other Current Assets- Intercompany		
TOTAL CURRENT ASSETS	381463.02	
PROPERTY AND EQUIPMENT		
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment	5170914.71	
Leasehold Improvements	621942.55	
Vehicles		
Less Accumulated Depreciation	-5792857.26	
TOTAL PROPERTY & EQUIPMENT	0	
OTHER ASSETS		
Loans to Insiders		
Other Assets (attach schedule)	50655015.52	
TOTAL OTHER ASSETS	50655015.52	
TOTAL ASSETS	51036478.54	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable	168047.78	
Taxes Payable (refer to ...)		
Wages Payable		
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders - Employee accruals	32635.38	
Other Postpetition Liabilities (attach schedule)		
TOTAL POST-PETITION LIABILITIES	200683.16	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock		
Additional Paid-In Capital		
Partners' Capital Account		
Owner's Equity Account		
Retained Earnings - Pre-Petition	-52135819.6	
Retained Earnings - Postpetition		
Adjustments to Owner Equity - Net Income	1662457.01	
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	-50473362.59	
TOTAL LIABILITIES AND OWNERS' EQUITY	-50272679.43	

Insider is defined in 11 U.S.C. Section 101(31)

LocatePlus Corp   Case No.   <u>11-15793</u>
Debtor   Reporting Period   <u>7/1 - 7/31</u>

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		
Security Deposits - Company	101000	
Security Deposits - Customers	-17263.28	
Due To/From LPHC	-50738752.24	
Due To/From Total	-50655015.52	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Adjustments to Owner Equity		

Postpetition Contributions (Distributions) (Draws)

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.   MOR-4

Typically, restricted cash is segregated into a separate account, such as an escrow account.   9/04

LocatePlus Corp   Case No.   11-15793
Debtor   Reporting Period   7/1 - 7/31

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts
to verify payment of taxes Attach photocopies of any tax returns filed during the reporting period

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes						0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

	Number of Days Past Due					
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable	92086.09	13660.93				105747.02
Wages Payable						0
Taxes Payable						0
Rent/Leases-Building		41533.84	20766.92			62300.76
Rent/Leases-Equipment						0
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*						0
Other: Accrued Vacation						0
Other:						0
Total Postpetition Debts	92086.09	55194.77	20766.92	0		168047.78

Explain how and when the Debtor intends to pay any past-due post-petition debts.

_____
_____
_____

*"Insider" is defined in 11 U.S.C. Section 101(31).

LocatePlus Corp
Debtor

Case No. 11-15793
Reporting Period 7/1 - 7/31

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

ACCOUNTS RECEIVABLE RECONCILIATION	Amount
Total Accounts Receivable at the beginning of the reporting period	360255
+ Amounts billed during the period	320074.12
- Amounts collected during the period	302983
Total Accounts Receivable at the end of the reporting period	377346.12

Accounts Receivable Aging	Amount
0 - 30 days old	337699
31 - 60 days old	14367
61 - 90 days old	20722
91+ days old	4938
Total Accounts Receivable	377726
Amount considered uncollectible (Bad Debt)	-53099
Accounts Receivable (Net)	324627

MOR-6
9/04

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re Certifion dba Entersect

Case No. 11-15795
Reporting Period 7/1/-7/31

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

[signature] 9/20/11

Signature of Debtor Date

Signature of Joint Debtor Date

[signature] 9/20/11

Signature of Authorized Individual* Date

Brian McHugh CFO

Printed Name of Authorized Individual Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

COVER PAGE
9/04

Certifion dba Entersect

Debtor

Case No. 11-15795
Reporting Period 7/1/-7/31

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

MOR-1
9/04

Certifion dba Entersect   Case No.   11-15795
Debtor   Reporting Period 7/1/-7/31

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the
ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition
was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed
in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

	BANK ACCOUNTS				
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING @ 7/1	36133				36133
RECEIPTS					$
CASH SALES					0
ACCOUNTS RECEIVABLE	113784				113784
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)					0
TOTAL RECEIPTS	113784				113784
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE	20360				20360
SELLING					0
OTHER (ATTACH LIST)					0
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)	19452				19452
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	39812				39812
NET CASH FLOW					
(RECEIPTS LESS DISBURSEMENTS)					0
CASH - END OF MONTH	110105				110105

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	39812
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	19452
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	$
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	20360

MOR-2
9/04

Certifion dba Entersect   Case No.   11-15795

Debtor   Reporting Period   7/1/-7/31

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	97621	193301
Less: Returns and Allowances		0
Net Revenue	97621	193301
COST OF GOODS SOLD		0
Beginning Inventory	0	0
Add: Purchases	17003	18224
Add: Cost of Labor		0
Add: Other Costs (attach schedule)		0
Less: Ending Inventory		0
Cost of Goods Sold	17003	18224
Gross Profit	80618	175077
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs		0
Insider Compensation*		0
Insurance		0
Management Fees/Bonuses		0
Office Expense	2492	2992
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense	1072	1072
Salaries/Commissions/Fees	11544	15495
Supplies		0
Taxes - Payroll	789	1072
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment		0
Utilities		0
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	15897	20631
Depreciation/Depletion/Amortization	0	0
Net Profit(Loss) Before Other Income & Expenses	64721	154446
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		0
Interest Expense	50	50
Other Expense (attach schedule)		0
Net Profit (Loss) Before Reorganization Items	64671	154396
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)	64671	154396

* "Insider" is defined in 11 U.S.C. Section 101(31).

Certifion dba Entersect   Case No.   11-15795
Debtor   Reporting Period   7/1/-7/31
                                 BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	110105	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)	184403	
Notes Receivable		
Inventories		
Prepaid Expenses		
Professional Retainers		
Other Current Assets (attach schedule)	0	
TOTAL CURRENT ASSETS		
PROPERTY AND EQUIPMENT	294508	
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment	39284	
Leasehold Improvements		
Vehicles		
Less Accumulated Depreciation	-39284	
TOTAL PROPERTY & EQUIPMENT	0	
OTHER ASSETS	0	
Loans to Insiders		
Other Assets (attach schedule)	-478051	
TOTAL OTHER ASSETS	-478051	
TOTAL ASSETS	-183543	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable	1410	
Taxes Payable (refer to ...)		
Wages Payable	10437	
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders		
Other Postpetition Liabilities (attach schedule)	175754	
TOTAL POST-PETITION LIABILITIES	187601	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock		
Additional Paid-In Capital		
Partners' Capital Account		
Owner's Equity Account		
Retained Earnings - Pre-Petition	-525540	
Retained Earnings - Postpetition	154396	
Adjustments to Owner Equity (attach schedule)		
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	-371144	
TOTAL LIABILITIES AND OWNERS' EQUITY	-183543	

Insider is defined in 11 U.S.C. Section 101(31)

MOR-4
9/04

Certifion dba Entersect
Debtor

Case No. 11-15795
Reporting Period 7/1/-7/31

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
-		
Other Assets		
Due to LPHC	-478051	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Deferred Revenue	175754	
Adjustments to Owner Equity		
Postpetition Contributions (Distributions) (Draws)		

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.
Typically, restricted cash is segregated into a separate account, such as an escrow account.

MOR-4
9/04

Certifion dba Entersect   Case No.   11-15795
Debtor   Reporting Period   7/1/-7/31

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts
to verify payment of taxes. Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes	0					0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

		Number of Days Past Due				
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable	1409	0				1409
Wages Payable	10437	0				10437
Taxes Payable						0
Rent/Leases-Building						0
Rent/Leases-Equipment						0
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*						0
Other:						0
Other:						0
Total Postpetition Debts	11846	0	0	0	0	11846

Explain how and when the Debtor intends to pay any past-due post-petition debts.

_____
_____
_____
_____

*"Insider" is defined in 11 U.S.C. Section 101(31).

Certifion dba Entersect   Case No.   11-15795
Debtor   Reporting Period 7/1/-7/31

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

ACCOUNTS RECEIVABLE RECONCILIATION	Amount
Total Accounts Receivable at the beginning of the reporting period	218566
+ Amounts billed during the period	97621
- Amounts collected during the period	113784
Total Accounts Receivable at the end of the reporting period	202403

Accounts Receivable Aging	Amount
0 - 30 days old	134615
31 - 60 days old	9936
61 - 90 days old	5817
91+ days old	52035
Total Accounts Receivable	202403
Amount considered uncollectible (Bad Debt)	18000
Accounts Receivable (Net)	184403

MOR-6
9/04

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re Employment Screening Profiles

Case No. 11-15797
Reporting Period 7/1-7/31

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

[signature] 9/20/11
Signature of Debtor Date

Signature of Joint Debtor Date

[signature] 9/20/11
Signature of Authorized Individual* Date

Brian McHugh CFO
Printed Name of Authorized Individual Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

COVER PAGE
9/04

Employment Screening Profiles

Debtor

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

_____

_____

_____

_____

_____

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the
ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition
was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed
in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

	BANK ACCOUNTS				
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING OF MONTH	19066				19066
RECEIPTS					
CASH SALES					0
ACCOUNTS RECEIVABLE	68873				68873
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)					0
TOTAL RECEIPTS	68873				68873
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE	38226				38226
SELLING					0
OTHER (ATTACH LIST)	0				0
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)	1489				1489
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	39715				39715
NET CASH FLOW					
(RECEIPTS LESS DISBURSEMENTS)					
CASH - END OF MONTH	48224				48224

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	39715
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	1489
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	0
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	38226

MOR-2
9/04

Case No.   11-15797
Reporting Period   7/1-7/31

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	45996	113836
Less: Returns and Allowances		0
Net Revenue	45996	113836
COST OF GOODS SOLD		0
Beginning Inventory		0
Add: Purchases	38811	56165
Add: Cost of Labor	5833	8533
Add: Other Costs (attach schedule)		0
Less: Ending Inventory		0
Cost of Goods Sold	44644	64698
Gross Profit	1352	49138
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs		0
Insider Compensation*		0
Insurance		0
Management Fees/Bonuses		0
Office Expense	2382	3485
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense	2511	2850
Salaries/Commissions/Fees	370	5048
Supplies	0	110
Taxes - Payroll	37	385
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment		0
Utilities		0
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	5300	11878
Depreciation/Depletion/Amortization	1021	3063
Net Profit(Loss) Before Other Income & Expenses	-4969	34197
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		0
Interest Expense		0
Other Expense (attach schedule)		0
Net Profit (Loss) Before Reorganization Items	-4969	34197
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)	-4969	34197

* "Insider" is defined in 11 U.S.C. Section 101(31).

MOR-3
9/04

Employment Screening Profiles
Debtor

Case No.   11-15797
Reporting Period   7/1-7/31
BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	48224	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)	106476	
Notes Receivable		
Inventories		
Prepaid Expenses		
Professional Retainers		
Other Current Assets (attach schedule)		
TOTAL CURRENT ASSETS	154700	
PROPERTY AND EQUIPMENT		
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment	40837	
Leasehold Improvements		
Vehicles		
Less Accumulated Depreciation	-19399	
TOTAL PROPERTY & EQUIPMENT	21438	
OTHER ASSETS		
Loans to Insiders		
Other Assets (attach schedule)	346784	
TOTAL OTHER ASSETS	346784	
TOTAL ASSETS	522922	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable	13415	
Taxes Payable (refer to ...)		
Wages Payable	5894	
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders		
Other Postpetition Liabilities (attach schedule)		
TOTAL POST-PETITION LIABILITIES	19309	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock		
Additional Paid-In Capital		
Partners' Capital Account		
Owner's Equity Account		
Retained Earnings - Pre-Petition	469415	
Retained Earnings - Postpetition	34198	
Adjustments to Owner Equity (attach schedule)		
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	503613	
TOTAL LIABILITIES AND OWNERS' EQUITY	522922	

Insider is defined in 11 U.S.C. Section 101(31)

MOR-4
9/04

Employment Screening Profiles   Case No.   <u>11-15797</u>
Debtor   Reporting Period   <u>7/1-7/31</u>

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		
Goodwill	998413	
Due to LPHC	-651628	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Adjustments to Owner Equity		

Postpetition Contributions (Distributions) (Draws)

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.   MOR-4
Typically, restricted cash is segregated into a separate account, such as an escrow account.   9/04

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts
to verify payment of taxes. Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes						0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

		Number of Days Past Due				
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable	11890	1525				13415
Wages Payable	2826	0				2826
Taxes Payable						0
Rent/Leases-Building						0
Rent/Leases-Equipment						0
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*						0
Other: Accrued Vacation	3068	0				16241
Other:						0
Total Postpetition Debts	17784	1525				19309

Explain how and when the Debtor Intends to pay any past-due post-petition debts.

_____

_____

_____

_____

*"Insider" is defined in 11 U.S.C. Section 101(31).

MOR-5
9/04

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

ACCOUNTS RECEIVABLE RECONCILIATION	Amount
Total Accounts Receivable at the beginning of the reporting period	184352
+ Amounts billed during the period	45996
- Amounts collected during the period	68873
Total Accounts Receivable at the end of the reporting period	161475

Accounts Receivable Aging	Amount
0 - 30 days old	107346
31 - 60 days old	-5185
61 - 90 days old	5634
91+ days old	53680
Total Accounts Receivable	161475
Amount considered uncollectible (Bad Debt)	55000
Accounts Receivable (Net)	106475

MOR-6
9/04





UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re Worldwide Information

Case No. 11-15798
Reporting Period 7/1 - 7/31

MONTHLY OPERATING REPORT

Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1	YES	
Schedule of Cash Receipts and Disbursements	MOR-2	YES	
Copies of Debtor's Bank Reconciliations		YES	
Copies of Debtor's Bank Statements		YES	
Copies of Cash Disbursements Journals		YES	
Statement of Operations	MOR-3	YES	
Balance Sheet	MOR-4	YES	
Schedule of Post-Petition Liabilities	MOR-5	YES	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables		YES	
Accounts Receivable Reconciliation and Aging	MOR-6	YES	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments are true and correct to the best of my knowledge and belief.

[signature] 9/20/11
Signature of Debtor Date

Signature of Joint Debtor Date

[signature] 9/20/11
Signature of Authorized Individual* Date

Brian McHugh CFO
Printed Name of Authorized Individual Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

COVER PAGE
9/04

Worldwide Information

Debtor

Case No. 11-15798
Reporting
Period 7/1 - 7/31

MONTHLY REPORTING QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X X
2. Have any funds been disbursed from any account other than a debtor-in-possession account this reporting period? If yes, provide an explanation below.		X
3. Have any payments been made on pre-petition debt, other than payments in the normal course to secured creditors or lessors? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
4. Have any payments been made to professionals? If yes, attach listing including date of payment, amount of payment, and name of payee.		X
5. If the answer to question 3 and/or 4 is yes, were all such payments approved by the Court?		
6. Have any payments been made to officers, insiders, shareholders, or relatives? If yes, attach listing including date of payment, amount and reason for payment, and name of payee.		X
7. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
8. Is the estate current on the payment of post-petition taxes?	X	
9. Is the estate insured for the replacement cost of assets and for general liability? If no, provide an explanation below.	X	
10. Is workers' compensation insurance in effect?	X	
11. Have all current insurance payments been made? Attach copies of all new and renewed insurance policies.	X	
12. Are a plan and disclosure statement on file?		X
13. Was there any post-petition borrowing during this reporting period?		X

Worldwide Information
Debtor

Case No. 11-15798
Reporting Period 7/1 - 7/31

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition was filed. Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed in the disbursements journal must equal the total disbursements reported on this page.
A bank reconciliation must be attached for each account.

	BANK ACCOUNTS				
	Operational	Payroll	Tax	Other	Total
CASH BEGINNING @ 7/1	5101.42				5101.42
RECEIPTS					
CASH SALES					0
ACCOUNTS RECEIVABLE	16968.96				16968.96
LOANS AND ADVANCES					0
SALE OF ASSETS					0
OTHER (ATTACH LIST)					0
TRANSFERS (FROM DIP ACCTS)	3515.96				3515.96
TOTAL RECEIPTS	20484.92				20484.92
DISBURSEMENTS					
NET PAYROLL					0
PAYROLL TAXES					0
SALES, USE & OTHER TAXES					0
INVENTORY PURCHASES					0
SECURED/RENTAL/LEASES					0
INSURANCE					0
ADMINISTRATIVE					0
SELLING					0
OTHER (ATTACH LIST)	9222.7				9222.7
					0
OWNER DRAW *					0
TRANSFERS (TO DIP ACCTS)					0
					0
PROFESSIONAL FEES					0
U.S. TRUSTEE QUARTERLY FEES					0
COURT COSTS					0
TOTAL DISBURSEMENTS	9222.7				9222.7
NET CASH FLOW (RECEIPTS LESS DISBURSEMENTS)					0
CASH - END OF MONTH	16363.64				16363.64

*COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES:	
TOTAL DISBURSEMENTS	9222.7
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	0
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	$
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	9222.7

Worldwide Information   Case No.   11-15798
Debtor   Reporting Period   7/1 - 7/31

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	49502	49502
Less: Returns and Allowances		0
Net Revenue	49502	49502
COST OF GOODS SOLD		0
Beginning Inventory	0	0
Add: Purchases	8539.16	8539.16
Add: Cost of Labor	12874.09	12874.09
Add: Other Costs (attach schedule)	251.95	251.95
Less: Ending Inventory		0
Cost of Goods Sold	21665.2	21665.2
Gross Profit	27836.8	27836.8
OPERATING EXPENSES		0
Advertising		0
Auto and Truck Expense		0
Bad Debts		0
Contributions		0
Employee Benefits Programs		0
Insider Compensation*		0
Insurance		0
Management Fees/Bonuses		0
Office Expense	448.09	448.09
Pension & Profit-Sharing Plans		0
Repairs and Maintenance		0
Rent and Lease Expense		0
Salaries/Commissions/Fees	4033.57	4033.57
Supplies		0
Taxes - Payroll	274.72	274.72
Taxes - Real Estate		0
Taxes - Other		0
Travel and Entertainment		0
Utilities		0
Other (attach schedule)		0
Total Operating Expenses Before Depreciation	4756.38	4756.38
Depreciation/Depletion/Amortization	0	0
Net Profit(Loss) Before Other Income & Expenses	23080.42	23080.42
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		0
Interest Expense		0
Other Expense (attach schedule)		0
Net Profit (Loss) Before Reorganization Items	23080.42	23080.42
REORGANIZATION ITEMS		
Professional Fees		0
U.S. Trustee Quarterly Fees		0
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		0
Gain(Loss) from Sale of Equipment		0
Other Reorganization Expenses (attach schedule)		0
Total Reorganization Expenses		0
Income Taxes		0
Net Profit(Loss)	23080.42	23080.42

* "Insider" is defined in 11 U.S.C. Section 101(31).

Debtor _____

Case No. _____
Reporting Period

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month	Cumulative Filing to Date
Other Costs		
Other Operational Expenses		
Other Income		
Other Expenses		
Other Reorganization Expenses		

Reorganization Items - Interest Earned on Accumulated Cash from Chapter 11:
Interest earned on cash accumulated during the chapter 11 case, which would not have been earned but for the bankruptcy proceeding, should be reported as a reorganization item.

MOR-3
9/04

Worldwide Information
Debtor

Case No. 11-15798
Reporting Period 7/1 - 7/31

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	16363.64	
Restricted Cash and Cash Equivalents		
Accounts Receivable (Net)	52942.89	
Notes Receivable		
Inventories		
Prepaid Expenses	1109.9	
Professional Retainers		
Other Current Assets (attach schedule)		
TOTAL CURRENT ASSETS		
PROPERTY AND EQUIPMENT	70416.43	
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment	89924.56	
Leasehold Improvements	2200	
Vehicles		
Less Accumulated Depreciation	-92124.56	
TOTAL PROPERTY & EQUIPMENT	0	
OTHER ASSETS	0	
Loans to Insiders		
Other Assets (attach schedule)	-958839.73	
TOTAL OTHER ASSETS	-958839.73	
TOTAL ASSETS	-888423.3	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Post-Petition)		
Accounts Payable	101.75	
Taxes Payable (refer to ...)		
Wages Payable		
Notes Payable		
Rent / Leases - Building/Equipment		
Secured Debt / Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders - Employee accruals	11164.82	
Other Postpetition Liabilities (attach schedule)	35796.76	
TOTAL POST-PETITION LIABILITIES	47063.33	
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt		
Priority Debt		
Unsecured Debt		
TOTAL PRE-PETITION LIABILITIES		
TOTAL LIABILITIES		
OWNER EQUITY		
Capital Stock		
Additional Paid-In Capital		
Partners' Capital Account		
Owner's Equity Account		
Retained Earnings - Pre-Petition	-983557	
Retained Earnings - Postpetition		
Adjustments to Owner Equity - net income	48070.37	
Post-Petition Contributions (Distributions) (Draws) (attach schedule)		
Net Owner Equity	-935486.63	
TOTAL LIABILITIES AND OWNERS' EQUITY	-888423.3	

Insider is defined in 11 U.S.C. Section 101(31)

Worldwide Information
Debtor

Case No. 11-15798
Reporting Period 7/1 - 7/31

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Sales Tax Payable	2094.76	
Unearned Revenue	33702	
Adjustments to Owner Equity		
Postpetition Contributions (Distributions) (Draws)		

Restricted Cash: cash that is restricted for a specific use and not available to fund operations.
Typically, restricted cash is segregated into a separate account, such as an escrow account.

MOR-4
9/04

STATUS OF POST-PETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 and all applicable state and local forms and/or all federal, state, and local payment receipts
to verify payment of taxes. Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Income Tax Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Income Tax Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Withholding for Employee Healthcare						
Premiums, Pensions & Other Benefits						
Total Taxes	0					0

SUMMARY OF UNPAID POST-PETITION DEBTS

Attach aged listing of accounts payables

	Number of Days Past Due					
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable	101.75					101.75
Wages Payable						0
Taxes Payable						0
Rent/Leases-Building						0
Rent/Leases-Equipment						0
Secured Debt/Adequate Protection Payments						0
Professional Fees						0
Amounts Due to Insiders*						0
Other:						0
Other:						0
Total Postpetition Debts	101.75	0				101.75

Explain how and when the Debtor intends to pay any past-due post-petition debts.

---

*"Insider" is defined in 11 U.S.C. Section 101(31).

Worldwide Information
Debtor

Case No. 11-15798
Reporting Period 7/1 - 7/31

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

ACCOUNTS RECEIVABLE RECONCILIATION	Amount
Total Accounts Receivable at the beginning of the reporting period	27676.22
+ Amounts billed during the period	49235.63
- Amounts collected during the period	16968.96
Total Accounts Receivable at the end of the reporting period	59942.89

Accounts Receivable Aging	Amount
0 - 30 days old	44078.11
31 - 60 days old	3200.92
61 - 90 days old	1380
91+ days old	4283.86
Total Accounts Receivable	52942.89
Amount considered uncollectible (Bad Debt)	7000
Accounts Receivable (Net)	45942.89

MOR-6
9/04

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MASSACHUSETTS

In re _____Dataphant, Inc_____ Case No. ____11-15794____

Reporting Period 7/1-7/31

MONTHLY OPERATING REPORT
Complete and submit to the United States Trustee within 15 days after end of month

Submit copy of report to any official committee appointed in the case

Information Related to Dataphant, Inc. is Consolidated in the Monthly Operating Report for LocatePLUS Holdings

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Monthly Reporting Questionnaire	MOR-1		
Schedule of Cash Receipts and Disbursements	MOR-2		
Copies of Debtor's Bank Reconciliations			
Copies of Debtor's Bank Statements			
Copies of Cash Disbursements Journals			
Statement of Operations	MOR-3		
Balance Sheet	MOR-4		
Schedule of Post-Petition Liabilities	MOR-5		
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Detailed listing of aged accounts payables			
Accounts Receivable Reconciliation and Aging	MOR-6		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and all attachments
are true and correct to the best of my knowledge and belief.

_____   _____
Signature of Debtor   Date

_____   _____
Signature of Joint Debtor   Date
Michael Madley   9-20-11
Signature of Authorized Individual* Date
RICHARD SPRADLEY   PRESIDENT
Printed Name of Authorized Individual Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if the debtor is a corporation;
a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

COVER PAGE